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                                                Filed pursuant to Rule 424(b)(3)
                                                              Rep. No. 333-59938
PROSPECTUS

                                 120,000 SHARES

                          (THE COCA-COLA COMPANY LOGO)

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                                  COMMON STOCK
                            PAR VALUE $.25 PER SHARE

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     This prospectus relates to an aggregate of up to 120,000 shares of our common stock which may be issued upon the exercise of certain options to acquire our common stock. These options will be issued as part of the settlement of a class action lawsuit originally filed as a single action in December 1998. The options entitle the holders thereof to purchase shares of our common stock at exercise prices ranging from $48.875 to $65.875 per share until the expiration of the options. The options expire at various times in accordance with the terms of the settlement agreement.

     The final allocation of options to be granted at specific exercise prices has not been determined. However, assuming the options are exercised in full for cash, we estimate that the aggregate proceeds we will receive upon the exercise of the options will be no more than $7.9 million, before deducting estimated expenses of $126,000. We will pay all expenses with respect to this offering.

     Our common stock is listed for trading on the New York Stock Exchange under the symbol "KO." On July 18, 2001, the closing price of our common stock on the New York Stock Exchange was $46.22.

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NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES
COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SHARES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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                 The date of this prospectus is July 19, 2001.
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                               TABLE OF CONTENTS

Where You Can Find More Information.........................    2
Cautionary Note Regarding Forward-Looking Statements........    3
The Company.................................................    5
Use of Proceeds.............................................    5
Plan of Distribution........................................    5
Description of Common Stock.................................    6
Legal Matters...............................................    6
Experts.....................................................    6

                      WHERE YOU CAN FIND MORE INFORMATION

     You may obtain from the SEC, through the SEC's web site or at the SEC offices mentioned in the following paragraph, a copy of the registration statement, including exhibits, that we have filed with the SEC to register the securities offered under this prospectus. The registration statement may contain additional information about our company and the securities we are offering that may be important to you.

     We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You also may read and copy any document we file with the SEC at its public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549. The SEC also maintains regional offices where you can copy the reports. These are located at 7 World Trade Center, Suite 1300, New York, New York 10048; and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. You also can obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. Our SEC filings are also available at the office of the New York Stock Exchange located at 20 Broad Street, New York, New York 10005. For further information on obtaining copies of our public filings at the New York Stock Exchange, you should call (212) 656-5060.

     We "incorporate by reference" into this prospectus the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Some information contained in this prospectus updates the information incorporated by reference, and information that we file subsequently with the SEC will automatically update this prospectus. In other words, in the case of a conflict or inconsistency between information set forth in this prospectus and information that we file later and incorporate by reference into this prospectus, you should rely on the information contained in the document that was filed later. We incorporate by reference the documents listed below and any filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 after the initial filing of the registration statement that contains this prospectus and prior to the time that all the securities offered by this prospectus have been issued as described in this prospectus:

     - our annual report on Form 10-K for the year ended December 31, 2000;

     - our quarterly report on Form 10-Q for the three months ended March 31, 2001;

     - our current report on Form 8-K filed on February 21, 2001; and

     - the description of our common stock which is contained in our registration statement on Form 8-A filed under the Securities Exchange Act of 1934, including all amendments and reports filed for the purpose of updating such description.

     You may request a copy of the registration statement, the above filings and any future filings that are incorporated by reference into this prospectus, other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing, at no cost, by writing or calling us at the following

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address: Office of the Secretary, The Coca-Cola Company, One Coca-Cola Plaza,
Atlanta, Georgia 30313; telephone: (404) 676-2121.

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE ELSE TO PROVIDE YOU WITH ADDITIONAL OR DIFFERENT INFORMATION. THESE SECURITIES ARE ONLY BEING OFFERED IN STATES WHERE THE OFFER IS PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATES ON THE FRONT OF THIS PROSPECTUS.

              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

     Certain written and oral statements made by us or our subsidiaries or with the approval of one of our authorized executive officers may constitute "forward-looking statements" as defined under the United States Private Securities Litigation Reform Act of 1995, including statements made in this prospectus and any other documents that we file with the SEC. Generally, the words "believe," "expect," "intend," "estimate," "anticipate," "project," "will" and similar expressions identify forward-looking statements, which generally are not historical in nature. All statements which address operating performance, events or developments that we expect or anticipate will occur in the future -- including statements relating to volume growth, share of sales and earnings per share growth and statements expressing general optimism about future operating results -- are forward-looking statements. Forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from our historical experience and our present expectations or projections. As and when made, our management believes that these forward-looking statements are reasonable. However, caution should be taken not to place undue reliance on any such forward-looking statements since such statements speak only as of the date when made. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

     The following are some of the factors that could cause our actual results to differ materially from the expected results described in or underlying our forward-looking statements:

     - Our ability to generate sufficient cash flows to support capital expansion plans, share repurchase programs and general operating activities.

     - Changes in the nonalcoholic beverages business environment. These include, without limitation, competitive product and pricing pressures and our ability to gain or maintain share of sales in the global market as a result of actions by competitors. While we believe our opportunities for sustained, profitable growth are considerable, factors such as these could impact our earnings, share of sales and volume growth.

     - Changes in laws and regulations, including changes in accounting standards, taxation requirements (including tax rate changes, new tax laws and revised tax law interpretations) and environmental laws in domestic or foreign jurisdictions.

     - Fluctuations in the cost and availability of raw materials and the ability to maintain favorable supplier arrangements and relationships.

     - Our ability to achieve earnings forecasts, which are generated based on projected volumes and sales of many product types, some of which are more profitable than others. There can be no assurance that we will achieve the projected level or mix of product sales.

     - Interest rate fluctuations and other capital market conditions, including foreign currency rate fluctuations. Most of our exposures to capital markets, including interest and foreign currency, are managed on a consolidated basis, which allows us to net certain exposures and, thus, take advantage of any natural offsets. We use derivative financial instruments to reduce our net exposure to financial risks. There can be no assurance, however, that our financial risk management program will be successful in reducing foreign currency exposures.

     - Economic and political conditions, especially in international markets, including civil unrest, governmental changes and restrictions on the ability to transfer capital across borders.

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     - Our ability to penetrate developing and emerging markets, which also depends on economic and political conditions, and how well we are able to acquire or form strategic business alliances with local bottlers and make necessary infrastructure enhancements to production facilities, distribution networks, sales equipment and technology. Moreover, the supply of products in developing markets must match the customers' demand for those products, and, due to product price and cultural differences, there can be no assurance of product acceptance in any particular market.

     - The effectiveness of our advertising, marketing and promotional programs.

     - The uncertainties of litigation, as well as the other risks and uncertainties that we detail from time to time in our SEC filings.

     - Adverse weather conditions, which could reduce demand for our products.

The foregoing list of important factors is not exclusive.

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                                  THE COMPANY

     The Coca-Cola Company is the largest manufacturer, distributor and marketer of soft drink concentrates and syrups in the world. Finished beverage products bearing our trademarks, sold in the United States since 1886, are now sold in nearly 200 countries and include the leading soft drink products in most of these countries.

     Our business is nonalcoholic beverages, principally soft drinks but also a variety of noncarbonated beverages, including juice and juice-drink products. We are one of numerous competitors in the commercial beverages market. Of the approximately 48 billion beverage servings of all types consumed worldwide every day, beverages bearing our trademarks account for more than one billion.

     We were incorporated in September 1919 under the laws of the State of Delaware and succeeded to the business of a Georgia corporation with the same name that had been organized in 1892.

     Our principal office is located at One Coca-Cola Plaza, Atlanta, Georgia 30313, and our telephone number is (404) 676-2121.

                                USE OF PROCEEDS

     The final allocation of options to be granted at specific exercise prices has not been determined. However, assuming the options are exercised in full for cash, we estimate that the aggregate proceeds we will receive upon the exercise of the options will be no more than $7.9 million, before deducting expenses payable by us which are estimated to be approximately $126,000. Any proceeds we receive from the sale of any common stock upon the exercise of options will be used for general corporate purposes.

                              PLAN OF DISTRIBUTION

     This prospectus relates to an aggregate of up to 120,000 shares of our common stock which may be issued upon the exercise of certain options to acquire our common stock. These options will be issued as part of the settlement of a class action lawsuit originally filed as a single action by one of our employees on December 23, 1998 in the United States District Court for the Northern District of Georgia. In April 1999, the single lawsuit was amended to allege that the matter was a class action. A settlement agreement with respect to the action was granted preliminary approval by the court on December 22, 2000. A final fairness hearing was held on May 29, 2001, and the court issued the final order approving the settlement on June 7, 2001.

     As part of the settlement agreement, we will issue options as additional compensation with respect to the years 1996 through 1999. If an optionholder is still employed by us, the term of the options is 10 years, less the time elapsed since the date of the applicable grant, assuming that the options had been granted in 1996 through 1999, as applicable. However, if an optionholder is no longer employed by us for reasons other than retirement on the date the options are distributed, he or she must exercise his or her options within 18 months after the date of final court approval of the settlement agreement or six months from termination of employment, whichever is later. This means that the shares of our common stock underlying the options may be issued by us at various times from the date of this prospectus through 2009. The options entitle the holders thereof to purchase shares of our common stock at exercise prices ranging from $48.875 to $65.875 per share until the expiration of the options. To the extent the options are exercised for cash, the applicable exercise price will be paid to us by the optionholder at the time of exercise.

     We are registering the shares that will be issued upon exercise of the options so that such shares of common stock issued will be freely tradeable securities. However, the registration of such shares does not necessarily mean that any of such shares will be sold. The recipients of the shares of common stock to which this prospectus relates will act independently of us in making decisions with respect to any such sales of the common stock.

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                          DESCRIPTION OF COMMON STOCK

     We have 5,600,000,000 authorized shares of common stock, $.25 par value per share. As of April 13, 2001, we had 2,487,370,350 shares of common stock that were issued and outstanding. All of the shares issued upon the exercise of options as described in this prospectus will be treasury shares. Each share of common stock is entitled to one vote on each matter to be voted on at meetings of our share owners. Our share owners are entitled to receive dividends when, as and if declared by our Board of Directors from funds legally available for that purpose. Upon any liquidation, dissolution or winding up of our business or affairs, our assets and funds available for distribution to our share owners will be distributed pro rata among our common share owners, after payments to our creditors and provision for the preference of any other class or series of stock having preference over our common stock upon liquidation, dissolution or winding up that may then be outstanding. Share owners have no preemptive rights to subscribe to additional shares of our common stock or other securities that may be convertible into shares of our common stock.

                                 LEGAL MATTERS

     The validity of the shares offered by this prospectus will be passed upon for us by King & Spalding. Sam Nunn, a partner of King & Spalding, is one of our directors.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule included or incorporated by reference in our annual report on Form 10-K for the year ended December 31, 2000, as set forth in their reports, which are incorporated by reference in this prospectus. Our consolidated financial statements and schedule are incorporated by reference in this prospectus in reliance on Ernst & Young LLP's reports, given on their authority as experts in accounting and auditing.

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